Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000
Release

20 December 2021

WESTPAC COMPLETES SALE OF WHOLESALE AUTO LOAN BOOK

Following the 28 June 2021 announcement of Westpac’s intention to sell its vehicle dealer finance and novated leasing businesses to Angle Auto Finance1, Westpac has today confirmed that it has completed the sale of its wholesale dealer loan book of approximately $1 billion in receivables.

This is the key milestone in the transaction. The transition of Westpac’s retail, wholesale dealer and introducer networks to Angle Auto Finance is under way and is expected to complete by the end of March 2022.

The transaction is expected to add 6 basis points to Westpac’s Common Equity Tier 1 capital ratio2 and generate an accounting gain on sale3.

Westpac Group Chief Executive, Specialist Businesses, Jason Yetton said the sale continued to simplify the Group’s operations while supporting the Auto Finance industry.

“Westpac is confident that Angle will provide a high level of support for dealers and customers and is committed to investing and growing the business to help more Australians get behind the wheel,” Mr Yetton said.

For further information:

Lisa Parrett	Neil Wesley
Media Relations	Investor Relations
M. 0432 933 796	M. 0481 461 498

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

1 Angle Auto Finance is a portfolio company of Cerberus Capital Management.

2 On a pro forma 30 September 2021 basis.

3 Around one third of the gain on sale (and the majority of the increase in capital) will be booked with the sale of the loans, while the residual gain on sale will accompany the transition of the distribution business to Angle Auto Finance.